Micon International Limited
900 – 390 Bay Street
Toronto, Ontario
M5H 2Y2

Consent of Qualified Person

I, Christopher Jacobs, consent to the public filing of the Technical Report titled “NI 43-101 Technical Report on the Preliminary Economic Assessment for the Production of Petalite Concentrate from the Separation Rapids Lithium Deposit, Kenora, Ontario” dated September 26, 2018 (the “Technical Report”) by Avalon Advanced Materials Inc. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the press release August 21, 2018 (the “Press Release”) of the Company. I certify that I have read the Press Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 26th day of September, 2018

“Christopher Jacobs” {signed and sealed}
Christopher Jacobs, CEng, MIMMM
Vice President & Mining Economist

900 – 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone +1 416 362 5135 Fax +1 416 362 5763